Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

February 12, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (the “Fund” or the “Registrant”)

Dear Ms. Browning:

In connection with the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) which was filed by the Registrant on January 14, 2013, we have received the following oral comments from you, and respond to each of the comments as set forth below.

1.           Please provide “Tandy” representations in Edgar correspondence.

The Registrant is making the “Tandy” representations set forth at the end of this response letter.

2.           The first proposal includes 4 bundled items.  Only the change in classification of the Fund from a “diversified” fund to a “non-diversified” fund requires the vote of the members.  The proxy statement should be restructured so that each material item to be voted on is set forth in a separate proposal and not bundled (unless they are “inextricably intertwined,” and if the items that are not required to be voted on are included in the proxy, then the guidance in Item 18 of the Schedule 14A should be followed.

The Registrant has determined to remove the matters that are not required to be submitted to members to vote from the Proxy Statement.

3.           The Fund is proposing to change its name to include “High Yield.”  The Fund needs to articulate its compliance with the 80% test under Rule 35d-1, and should indicate the lowest quality bonds that it will invest in.

As noted above, the Registrant has determined to remove the vote on the change of name from Proxy Statement.  The disclosure in the Registrant’s prospectus and registration statement will address these items as required by applicable rules.

Kimberly A. Browning, Esq.
February 12, 2013

4.           With respect to the approval of the new Sub-Advisory Agreement, there is nothing in the proxy statement regarding the board’s 15(c) analysis and how the board came to its conclusion to approve the new Sub-Advisory Agreement, including the information required by Item 22(c)11 of Schedule 14A.

The Registrant will amend the Proxy Statement to include the required information about the board’s approval of the new Sub-Advisory Agreement.

5.           The new Sub-Advisory Agreement should be included as an exhibit.

The Registrant will include a draft of the new Sub-Advisory Agreement with the definitive Proxy Statement.

6.           As currently drafted, the language in the Proxy Statement does not clearly articulate the changes to the Sub-Advisory Agreement.  It is suggested that a chart showing the differences be included.

The Registrant intends to revise to Proxy Statement to more clearly indicate the change in the Sub-Advisory Agreement to reflect the new benchmark for the preferred return, and will include a chart showing the change.

7.           Please confirm that the new Sub-Advisory Agreement is in compliance with Rule 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Registrant confirms that the new Sub-Advisory Agreement is in compliance with Rule 205 of the Advisers Act.

8.           The new preferred return is expressed as the benchmark “plus 2%.”  What is the 2% of?  Please clarify.

The 2% reflects an additional return of 2% above the benchmark.  This feature of the preferred return was included in the prior Sub-Advisory Agreement.  The Registrant has determined to modify this spread and reduce it to 1%.  This change and the foregoing clarification will be reflected in the definitive Proxy Statement.

9.           In the summary of the new Sub-Advisory Agreement in the letter to investors, there are statements as to how the management fee is paid under the “Existing Agreement.”  The changes to the management fee are not clear.

The Registrant intends to clarify that there is no change to management fee except that the Sub-Adviser will receive a smaller percentage of the fee.  The Registrant will include a chart showing the change.

Kimberly A. Browning, Esq.
February 12, 2013

10.           There does not appear to be any disclosure that the board believes the approval of the proposals is in the best interests of the Fund and its members.

The Registrant intends to revise the Proxy Statement to disclose that the board believes that the approval of the proposals is in the best interests of the Fund and its members.

11.           The Proxy Statement provides that a member may revoke its proxy after delivery.  Are the methods available for revocation the same as for delivery of the proxy?  If so, this should be clarified, and if not, that should be disclosed.

As described in the Proxy Statement, “each member who has given a proxy may revoke it at any time prior to its exercise by delivering to the Fund a written revocation or a duly executed proxy bearing a later date or by notifying the Fund at any time before his or her proxy is voted that he or she will be present at the meeting and wishes to vote in person.”  Such notice of revocation can be made in the same manner as delivery of the proxy, by mail, facsimile or email.  The Registrant intends to clarify this in the definitive Proxy Statement.

12.           In the Question & Answer section, there should be a discussion of the costs of the proxy solicitation and who will bear the costs.  The body of the proxy statement should also include any required items regarding the payment of the costs of the solicitation.  Confirm if these items are addressed.

The Registrant intends to revise the Proxy Statement to include an additional Q&A to discuss the cost of preparing the Proxy Statement and the solicitation of the proxies.  The body of the Proxy Statement includes disclosure that the Fund will bear the costs associated with preparing, assembling and mailing material in connection with the solicitation of proxies.

Item 4 of Schedule 14A requires additional information about the costs of the proxy if (i) the solicitation is to be made by specially, engaged employees or paid solicitors or (ii) the solicitation is not subject to Rule 14a-12(c).  As neither of these conditions is relevant this additional information is not applicable.

13.           Suggest inclusion of a Q&A on revocation of a previously delivered proxy.

The Registrant intends to include an additional Q&A to discuss the revocation of a previously delivered proxy.

14.           In the Question and Answer section and in the body of the Proxy Statement, additional discussion of the considerations that the board has given in the event that one of the proposals is not approved and what steps if any the Fund will take.

The Registrant intends to include an additional Q&A and disclosure in the body of the Proxy Statement to discuss the considerations that the board has given in the event that one of the proposals is not approved and what steps if any the Fund will take.

Kimberly A. Browning, Esq.
February 12, 2013

15.           In the Q&A titled “HOW WILL THE RECLASSIFICATION AFFECT ME AS A MEMBER OF THE FUND?” please clarify what is meant by statement that the Fund’s assets may be more “vulnerable” to changes in the market value of a single issuer or group of issues.

The Registrant intends to revise the Proxy Statement to clarify that in operating the Registrant’s portfolio in a non-diversified manner, the movement of the market value of a single issuer or group of issues may have a greater effect on the net asset value of the Registrant than if the Registrant had investments in other issuers.

16.           The second paragraph in the Q&A titled “HOW WILL THE RECLASSIFICATION AFFECT ME AS A MEMBER OF THE FUND?” should be separated into its own Q&A heading.

The Registrant intends to revise the Proxy Statement so that the second paragraph in the Q&A titled “HOW WILL THE RECLASSIFICATION AFFECT ME AS A MEMBER OF THE FUND?” will appear under a separate Q&A heading titled “HOW WILL THE CHANGES IN THE SUB-ADVISORY AGREEMENT AFFECT ME AS A MEMBER OF THE FUND?”.

17.           With respect to the Q&A titled “WHAT HAPPENS IF MEMBERS DO NOT APPROVE THE RECLASSIFICATION AND MODIFICATIONS?”, if the intent is to make the other changes even if non-diversified status change is not approved, then this needs to be disclosed more clearly so that the investors understand the totality of the proposals.

As the Registrant has determined to remove the matters that are not required to be submitted to members to vote from the Proxy Statement, the Registrant intends to make those changes regardless of how members vote on the non-diversified status change and therefore this is not relevant to the members’ evaluation of the proposal to reclassify the Registrant as a non-diversified fund.

18.           Please confirm that all material differences between the current Sub-Advisory Agreement and the new Sub-Advisory Agreement are disclosed.

The Registrant confirms that all material differences between the current Sub-Advisory Agreement and the new Sub-Advisory Agreement are disclosed in the Proxy Statement.  Nevertheless, the Registrant intends to further revise the Proxy Statement as described above to further clarify the changes as suggested.

19.           Please confirm that all material differences regarding the reclassification of the Fund as a non-diversified fund are adequately disclosed.

The Registrant confirms that all material differences regarding the reclassification of the Fund as a non-diversified fund (such as risks) are adequately disclosed.

Kimberly A. Browning, Esq.
February 12, 2013

20.           In the discussion of Proposal 1, suggest presenting a chart of the changes to the investment strategies and elaborate on the “High Yield” focus and the lowest rated bonds in which the Fund will invest (i.e., will the Fund invest in default bonds or is there any limit on the credit ratings of the securities in which the Fund will invest).

As the Registrant has determined to remove the matters that are not required to be submitted to members to vote from the Proxy Statement, these items are not relevant to the members’ evaluation of the proposal to reclassify the Registrant as a non-diversified fund.

21.           Are the issuers of the securities in which the Fund intends to invest foreign or U.S.?

The Registrant may invest in foreign or U.S. issuers as currently described in the Registrant’s prospectus and registration statement.  The Registrant intends to include additional disclosure in its amended prospectus and registration statement regarding investments in foreign issuers.  As the Registrant has determined to remove the matters that are not required to be submitted to members to vote from the Proxy Statement, these items are not relevant to the members’ evaluation of the proposal to reclassify the Registrant as a non-diversified fund, and will not be addressed in the Proxy Statement.

22.           It should be articulated that the Fund operates as a fund of hedge funds.

The Registrant intends to include additional disclosure in the Proxy Statement to indicate that the Registrant primarily operates as a fund of hedge funds.

23.           In the sixth paragraph under Proposal 1, the use of the term “such as” in describing investment types is not appropriate.

As the Registrant has determined to remove the matters that are not required to be submitted to members to vote from the Proxy Statement, this description of investment types will not be relevant to the Proxy Statement.  The Registrant has noted this comment and will take this into account when preparing its amended prospectus and registration statement.

24.           Inasmuch as the underlying funds in which the Fund may invest may implement their strategies through the use of derivatives, please confirm that the Registrant is familiar with the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

The Registrant confirms that it is familiar with the observations and guidance in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Kimberly A. Browning, Esq.
February 12, 2013

25.           In the seventh paragraph under Proposal 1, what is meant by the use of the term “concentrated”?

As used in the disclosure, the term concentrated is intended to mean that a significant portion of the Fund’s portfolio (i.e., more than 50%) may be directly or indirectly exposed to the same or similar strategies.

26.           In the eighth paragraph under Proposal 1, what is meant by “circumstances of uncertainty”?  Is this referring to the instructions to Item 9 of Form N1-A regarding disclosure that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions?  The Securities and Exchange Commission would not object to the use of the language provided in Form N1-A.

Yes.  The circumstances of “uncertainty” referred to correspond to those circumstances described in Item 9 of Form N1-A.  Nevertheless, this disclosure will be deleted from the Proxy Statement as it related to the discussion of the matters which are not required to be submitted to members to vote.

27.           In connection with Proposal 2, and the approval of the new Sub-Advisory Agreement, the Proxy Statement should include discussion of the board’s 15c analysis, and the additional information required by Item 22(c) of Schedule 14A.

The Registrant intends to revise the Proxy Statement include discussion of the board’s 15c analysis, and the additional information required by Item 22(c) of Schedule 14A to the extent applicable (as set forth in the instruction to Item 22(c)).

28.           Please confirm that computation of the Fund’s performance and the benchmark used to calculate the preferred return are being done in compliance with the rules and regulations of the Securities and Exchange Commission.

The Registrant confirms that the computation of its performance and the benchmark used to calculate the preferred return are and will be done in compliance with the applicable rules and regulations of the Securities and Exchange Commission.

29.           Please confirm that the incentive fee is in compliance with Rule 205 under the Advisers Act.

The Registrant confirms that the incentive fee under the Sub-Advisory Agreement is in compliance with Rule 205 under the Advisers Act.

30.           Is there any disclosure about what the Fund will do with proxies that are received but not properly completed?  Please revise if not include.

Yes.  The proxy card states that any executed proxy that is received but does not specify the manner of voting will be voted “FOR” the proposal.  This will also be disclosed in the cover letter to members for additional clarity.

Kimberly A. Browning, Esq.
February 12, 2013

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for all of your help regarding this filing.

Respectfully submitted,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.